SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
HILAND PARTNERS, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
431291 10 3
(CUSIP Number)
Matthew S. Harrison
Hiland Partners, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 4, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hiland Holdings GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,471 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,321,471 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,471 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

36.8%(2)

14	TYPE OF REPORTING PERSON*

PN — Limited Partnership
*SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of these Common Units.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hiland Partners GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,321,471 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,321,471 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,321,471 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

36.8%(2)

14	TYPE OF REPORTING PERSON*

OO — Limited Liability Company
*SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of these Common Units.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HH GP Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,675,513 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,675,513 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,675,513 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

74.1%(2)

14	TYPE OF REPORTING PERSON*

OO — Limited Liability Company
*SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of 2,321,471 Common Units and HH GP Holding is the direct beneficial owner of 2,354,042 Common Units.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harold Hamm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,675,513 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,675,513 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,675,513 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

74.1%(1)

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS
(1) Hiland Holdings GP, LP is the direct beneficial owner of 2,321,471 Common Units and HH GP Holding is the direct beneficial owner of 2,354,042 Common Units.
(2) Excludes 3,060,000 Subordinated Units, which are not registered under the Exchange Act but are convertible into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-119908), incorporated herein by reference.

CUSIP No.	431291 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bert Mackie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,635,481

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,635,481

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,635,481(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	25.9%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS
(1) Consists of 981,024 Common Units and 654,457 Common Units held by the Harold Hamm DST Trust and the Harold Hamm HJ Trust, respectively. Mr. Mackie serves as trustee for each of the trusts and has sole voting and dispositive power with respect to the Common Units owned by each of them. Mr. Mackie disclaims any pecuniary interest in such Common Units.

EXPLANATORY NOTE
     This Amendment No. 8 to Schedule 13D (this “Amendment”) to the Schedule 13D filed on January 15, 2009 (the “Schedule 13D”) with the Securities and Exchange Commission (the “Commission”), as amended by Amendment No. 1 thereto filed on April 21, 2009 and Amendment No. 2 thereto filed on June 2, 2009, Amendment No. 3 thereto filed on September 9, 2009, Amendment No. 4 thereto filed on October 27, 2009, Amendment No. 5 thereto filed on October 27, 2009, Amendment No. 6 thereto filed on November 4, 2009 and Amendment No. 7 thereto filed on December 8, 2009, relating to the common units (the “Common Units”) representing limited partner interests of Hiland Partners, LP (the “Issuer”) is being filed by Harold Hamm, HH GP Holding, LLC (“HH GP Holding”), Hiland Partners GP Holdings, LLC (“Holdings GP”), Hiland Holdings GP, LP (“Holdings”), Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”), Joseph L. Griffin, Chief Executive Officer, President and Director of each of Holdings GP and Hiland Partners GP, LLC, the general partner of the Issuer (“Hiland GP”), and Matthew S. Harrison, Chief Financial Officer, Vice President-Finance, Secretary and a Director of each of Holdings GP and Hiland GP (collectively, the “Reporting Persons”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
     The purpose of this Amendment No. 8 is solely to correct a clerical error in the Schedule 13D Amendment No. 7 related to the number of Common Units beneficially owned by Holdings, Holdings GP, HH GP Holding and Harold Hamm. Specifically, the Schedule 13D Amendment No. 7 inaccurately included 3,060,000 subordinated units of the Issuer among the Common Units beneficially owned by Holdings, Holdings GP, HH GP Holding and Harold Hamm; the correct number of Common Units beneficially owned by Holdings and Holdings GP is 2,321,471 and the correct number of Common Units beneficially owned by HH GP Holding and Harold Hamm is 4,675,513. The Schedule 13D is hereby amended to correct such inaccuracy.
Item 5. Interest in Securities of the Issuer
To correct the clerical error discussed above, Item 5 is hereby amended and restated in its entirety as follows:
(a)-(b)	(i) Holdings directly beneficially owns 2,321,471 Common Units, or 36.8% of the Common Units outstanding. Pursuant to Holdings’ partnership agreement, a merger of the Issuer requires the consent of Holdings’ general partner. Accordingly, Holdings has shared voting and dispositive power with respect to all such Common Units with Holdings GP, its general partner, HH GP Holding, Holdings GP’s sole member, and Mr. Hamm, HH GP Holding’s sole member.

(ii) Holdings GP indirectly beneficially owns 2,321,471 Common Units, or 36.8% of the Common Units outstanding. Holdings GP has shared voting and dispositive power with respect to all such Common Units with Holdings, the direct beneficial owner of the Common Units, HH GP Holding, Holdings GP’s sole member, and Mr. Hamm, HH GP Holding’s sole member.

(iii) HH GP Holding directly beneficially owns 2,354,042 Common Units and indirectly beneficially owns 2,321,471 Common Units, for an aggregate of 4,675,513 or 74.1% of the Common Units outstanding. HH GP Holding has shared voting and dispositive power with Holdings and Holdings GP, Holdings’ general partner, with respect to 2,321,471 Common Units, and with Mr. Hamm, the sole member of HH GP Holding, with respect to 2,354,042 Common Units.

(iv) Mr. Hamm indirectly beneficially owns 4,675,513 Common Units, or 74.1% of the Common Units outstanding. Mr. Hamm has shared voting and dispositive power with respect to 2,321,471 Common Units with Holdings and Holdings GP, its general partner, and with HH GP Holding, Holdings GP’s sole member with respect to 2,354,042 Common Units.
(v) Mr. Mackie, as the trustee of the Trusts, indirectly beneficially owns 1,635,481 Common Units or 25.9% of the Common Units outstanding. Mr. Mackie has sole voting and dispositive power with respect to all of such Common Units.
(c)	None.
(d)	As trustee of each of the Trusts, Mr. Mackie is the indirect beneficial owner of 981,024 Common Units and 654,457 Common Units owned of record by the Harold Hamm DST Trust and the Harold Hamm HJ Trust, respectively. The Trusts have the right to receive any cash distributions made in respect of, or the proceeds from any sale of, such Common Units indirectly beneficially owned by Mr. Mackie.
(e)	Not applicable.

1

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 14, 2009	HILAND HOLDINGS GP, LP

By: Hiland Partners GP Holdings, LLC, its general partner

By: /s/ Matthew S. Harrison Name: Matthew S. Harrison
Title: Chief Financial Officer, Vice President-Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 14, 2009	HILAND PARTNERS GP HOLDINGS, LLC

By: /s/ Matthew S. Harrison Name: Matthew S. Harrison
Title: Chief Financial Officer, Vice President-Finance and Secretary

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 14, 2009	HH GP HOLDING, LLC

By: * Name: Harold Hamm
Title: Sole Member

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 14, 2009	*

Harold Hamm

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 14, 2009	*

Bert Mackie

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 14, 2009	*

Joseph L. Griffin

*	Matthew S. Harrison, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Commission.

/s/ Matthew S. Harrison
Matthew S. Harrison

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A with respect to myself is true, complete and correct.

Dated: December 14, 2009	/s/ Matthew S. Harrison

Matthew S. Harrison

EXHIBIT INDEX

Exhibit 99.1*	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2*	Letter from Harold Hamm to Board of Directors of Hiland Partners GP, LLC, dated January 15, 2009.

Exhibit 99.3*	Letter from Harold Hamm to Conflicts Committee of the Board of Directors of Hiland Partners GP, LLC, dated April 20, 2009.

Exhibit 99.4*	Press release, dated June 1, 2009, of the Hiland Companies (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.5*	Agreement and Plan of Merger, among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, and Hiland Partners, LP (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.6*	Support Agreement (HLND Units), among HH GP Holding, LLC, HLND MergerCo, LLC, Hiland Partners GP, LLC, Hiland Partners, LP, Hiland Partners GP Holdings, LLC and Hiland Holdings GP, LP (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.7*	Funding commitment letter, dated June 1, 2009, between Harold Hamm and HH GP Holding, LLC (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Issuer on June 1, 2009).

Exhibit 99.8*	Joinder to the Joint Filing Agreement executed by Mr. Mackie, dated as of September 8, 2009.

*	Previously filed